Exhibit 12.1

TravelCenters of America LLC

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
	(in thousands, except ratio amounts)

Income (loss) before income taxes and income from equity investees	$25,424	$95,768	$2,331	$31,812	$23,784	$(66,560)

Distributions received from equity investees	—	—	—	4,800	—	960
Fixed charges	25,868	93,101	90,880	79,161	75,471	106,603
Amortization of capitalized interest	11	41	31	—	—	—
Capitalized interest	(216)	(755)	(1,033)	—	—	—

Total earnings	$51,087	$188,155	$92,209	$115,773	$99,255	$41,003

Interest expense(1)	$6,427	$17,241	$17,650	$10,358	$9,005	$25,653
Estimated interest within rent expense(2)	19,225	75,105	72,197	68,803	66,466	80,950
Capitalized interest	216	755	1,033	—	—	—

Total fixed charges	$25,868	$93,101	$90,880	$79,161	$75,471	$106,603

Ratio of earnings to fixed charges	1.97	2.02	1.01	1.46	1.32	—

Deficiency of earnings available to cover fixed charges	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A	$(65,600)

(1)                Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)                Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.